1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 23, 2011	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in Yanzhou Coal Mining Company Limited.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

(1) DISCLOSEABLE TRANSACTION -

MERGER OF YANCOAL AUSTRALIA LIMITED AND

GLOUCESTER COAL LTD

BY WAY OF A SCHEME OF ARRANGEMENT

AND

(2) RESUMPTION OF TRADING

The Board is pleased to announce that on 22 December 2011, Yancoal Australia, the Company and Gloucester, a corporation incorporated in Australia whose shares are listed on ASX, entered into a Merger Proposal Deed for the merger of Yancoal Australia and Gloucester.

If the Merger proceeds, it will be implemented by way of a scheme of arrangement between Gloucester and Gloucester Shareholders whereby Yancoal Australia will acquire the entire issued share capital of Gloucester in consideration for which eligible Gloucester Shareholders will have an option to elect to receive either all Yancoal Australia Shares or a combination Yancoal Australia Shares and CVR Shares. Separate from the Scheme, the Gloucester Shareholders will receive the Gloucester Special Dividend and Gloucester Capital Return. Upon the completion of the Merger, Gloucester will become a direct or indirect (as the case may be) wholly-owned subsidiary of Yancoal Australia, and the Company and Gloucester Shareholders will hold 77% and 23% of the share capital of Yancoal Australia respectively (subject to validation of those ratios through an ongoing due diligence process which is more fully described in the paragraph headed “Due Diligence” in this announcement and depending on the conversion of the Gloucester Options).

The implementation of the Merger is conditional upon the satisfaction or waiver of the Conditions specified in the Merger Proposal Deed, which include but are not limited to obtaining the approvals of Gloucester Shareholders, the Company’s Shareholders (to the extent required), the Federal Court of Australia, the Hong Kong Stock Exchange and various Regulatory Agencies in respect of the Merger as described in the paragraph headed “Key Conditions” in this announcement.

The Company has provided an undertaking to the Foreign Investment Review Board of Australia to, among other things, list Yancoal Australia on the ASX when it acquired Felix Resources Limited in 2009. Upon the completion of the Merger, Yancoal Australia will be listed on the ASX.

The Merger may constitute a spin-off proposal (as defined under Practice Note 15 of the Hong Kong Listing Rules) of the Company and is subject to the approval of the Hong Kong Stock Exchange. The Company will submit the relevant application for spin-off approval to the Hong Kong Stock Exchange in due course if necessary. In addition, as certain of the applicable percentage ratios for the Merger are more than 5% but each of them is less than 25%, the Merger, if completed, will constitute a discloseable transaction of the Company, which is notifiable by the Company under Rule 14.06(2) of the Hong Kong Listing Rules and is subject to the notification and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

The Merger may or may not be successful and may or may not complete, depending upon, among other things, fulfillment of the Conditions. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

At the request of the Company, trading in the H Shares on the Hong Kong Stock Exchange was suspended from 9:00 a.m. on 20 December 2011 pending the issue of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the H Shares from 9:00 a.m. on 23 December 2011.

BACKGROUND

The Board is pleased to announce that on 22 December 2011, Yancoal Australia, the Company and Gloucester, a corporation incorporated in Australia whose shares are listed on ASX, entered into the Merger Proposal Deed in respect of a proposal for the merger of Yancoal Australia and Gloucester.

If the Merger proceeds, it will be implemented by way of a scheme of arrangement whereby Yancoal Australia will acquire the entire issued share capital of Gloucester in consideration for which eligible Gloucester Shareholders will have an option to elect to receive either all Yancoal Australia Shares or a combination Yancoal Australia Shares and CVR Shares. Separate from the Scheme, the Gloucester Shareholders will receive the Gloucester Special Dividend and Gloucester Capital Return. Upon the completion of the Merger, Gloucester will become a direct or indirect (as the case may be) wholly-owned subsidiary of Yancoal Australia, and the Company and Gloucester Shareholders will hold 77% and 23% of the share capital of Yancoal Australia respectively (subject to validation of those ratios through an ongoing due diligence process which is more fully described in the paragraph headed “Due Diligence” in this announcement and depending on the conversion of the Gloucester Options). Yancoal Australia will remain a subsidiary of the Company.

The implementation of the Merger is conditional upon the satisfaction or waiver of the Conditions specified in the Merger Proposal Deed, which include but are not limited to obtaining the approvals of Gloucester Shareholders, the Company’s Shareholders, the Federal Court of Australia, the Hong Kong Stock Exchange and various Regulatory Agencies in respect of the Merger as described in the paragraph headed “Key Conditions” in this announcement.

The Company has provided an undertaking to the Foreign Investment Review Board of Australia to, among other things, list Yancoal Australia on the ASX when it acquired Felix Resources Limited in 2009. Upon the completion of the Merger, Yancoal Australia will be listed on the ASX.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, each of Gloucester and its ultimate beneficial owners is a Third Party independent of and not connected with the Company and its connected persons.

THE MERGER PROPOSAL DEED

(A)	Date of the Merger Proposal Deed

22 December 2011

(B)	Parties

(i)	Yancoal Australia;

(ii)	the Company; and

(ii)	Gloucester.

(C)	The Merger

Pursuant to the Merger Proposal Deed, Yancoal Australia or a wholly-owned subsidiary of Yancoal Australia will acquire all of Gloucester Shares and Gloucester Shareholders will be entitled to elect to receive either all Yancoal Australia Shares or a combination of Yancoal Australia Shares and CVR Shares as set out in the paragraph headed “Consideration Shares” in this announcement. Separate to the Scheme, eligible Gloucester Shareholders will receive the Gloucester Special Dividend and the Gloucester Capital Return, details of which are set out in the paragraph headed “Gloucester Special Dividend and Gloucester Capital Return” in this announcement.

(D)	Consideration Shares

On the Implementation Date, eligible Gloucester Shareholders will be entitled to receive, at their election, either one Yancoal Australia Share per Gloucester Share or one Yancoal Australia Share and one CVR Share per Gloucester Share, subject to a maximum number of CVR Shares. In the absence of a specific election to the contrary, the consideration under the Scheme will comprise a combination of Yancoal Australia Shares and Yancoal CVR Shares. Eligible Gloucester Shareholders can elect to receive 100% of their consideration under the Scheme in the form of Yancoal Australia Shares only.

Subject to validation of those ratios through an ongoing due diligence process which is more fully described in the paragraph headed “Due Diligence” in this announcement, the Consideration Shares will represent 23% of the share capital of Yancoal Australia. As the number of additional Yancoal Australia Shares to be converted pursuant to the Gloucester Options cannot be ascertained as at the date of the Merger Proposal Deed, the exact amount of Yancoal Australia Shares which eligible Gloucester Shareholders will receive cannot be ascertained as at the date of this announcement. After the implementation of the Merger and the issue of the Consideration Shares, Yancoal Australia will remain a subsidiary of the Company.

The CVR Shares will be redeemable preference shares conferring rights to cash (or at the election of Yancoal Australia additional Yancoal Australia Shares) if the share price of Yancoal Australia is less than AUD6.96 per share of the proforma Yancoal Australia listed entity after the capital return described in the paragraph headed “Gloucester Special Dividend and Gloucester Capital Return” in this announcement, based on the 3 month VWAP 18 months after the Implementation Date, subject to a cap of AUD3.00 per share of the proforma Yancoal Australia listed entity.

CVR Shares do not confer on its holders any right to vote at any general meetings of Yancoal Australia (except as required by the ASX Listing Rules), receive dividends or subscribe for new securities of Yancoal Australia or participate in any bonus issues of Yancoal Australia.

The Company will provide funding support for Yancoal Australia’s payment obligations under the CVR Shares.

(E)	Gloucester Special Dividend and Capital Return

Separate to the Scheme, Gloucester will pay eligible Gloucester Shareholders (i) the Gloucester Special Dividend of approximately AUD0.56 per Gloucester Share prior to the Effective Date; and (ii) the Gloucester Capital Return of approximately AUD2.64 per Gloucester Share, representing a total sum of not more than AUD700 million.

(F)	Due Diligence

Yancoal Australia and Gloucester will continue to do due diligence on their relative value after the date of this announcement. Either Yancoal Australia or Gloucester may terminate the Merger Proposal Deed if there is a dispute on such relative value and the dispute cannot be resolved after taking the steps set out in the Merger Proposal Deed.

(G)	Key Conditions

Pursuant to the Merger Proposal Deed, the Merger is conditional upon the fulfillment or waiver of a number of Conditions, including but not limited to the following key Conditions:

(i)	Foreign investment approval – the Merger and associated transactions being approved or otherwise not being prohibited under the Australian Foreign Acquisitions and Takeovers Act 1975;

(ii)	PRC regulatory approvals – the Company having obtained all required approvals under the PRC laws in connection with the Merger including (but not limited to) the National Development and Reform Commission of PRC, the State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, the China Securities Regulatory Commission, the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC;

(iii)	ASIC, ASX and other Regulatory Approvals – the ASIC and ASX having issued or provided such consents or approvals which are necessary to implement the Merger, and any other required Regulatory Approvals having been received and there being no restraining orders by Regulatory Authorities;

(iv)	ASX Admission and Quotation – ASX having approved the admission of Yancoal Australia to the official list of ASX and granting quotation of all of Yancoal Australia Shares and CVR Shares, subject only to the approval of the Scheme by the Court, the implementation of the Scheme as approved by the Court and usual and customary conditions of ASX of a procedural or administrative nature;

(v)	No material adverse change, prescribed occurrences, material warranty breaches – no material adverse change, prescribed occurrences, or material warranty breaches having occurred in relation to the Gloucester Group or Yancoal Australia;

(vi)	Independent Expert – the Independent Expert to be appointed by Gloucester having concluded that the Scheme is in the best interests of Gloucester Shareholders;

(vii)	Gloucester Shareholders approval – Gloucester Shareholders having approved, among other things, the Scheme by the necessary majorities;

(viii)	Company’s Shareholders Approval – the Company’s Shareholders having approved the Merger to the extent that such approval is required;

(ix)	Australian court approval – the Federal Court of Australia having approved the Scheme in accordance with the Australian Corporations Act; and

(x)	Hong Kong Stock Exchange approval – the Hong Kong Stock Exchange confirming that the Company may proceed with the separate listing of Yancoal Australia on the ASX or granting a waiver to the Company from strict compliance with the Hong Kong Stock Exchange’s approval requirement under Practice Note 15 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange in respect of separate listing of Yancoal Australia on the ASX subject to any conditions that the Hong Kong Stock Exchange may impose.

Each Party has agreed to use all reasonable endeavors to procure that each of the Conditions for which it is responsible is satisfied as soon as practicable and that there is no occurrence that would prevent the Conditions for which it is responsible from being satisfied.

(H)	Break Fees

Gloucester has agreed that it will, subject to the limitations set out in the Merger Proposal Deed, pay a break fee of AUD20 million (inclusive of any applicable Goods and Services Tax) to Yancoal Australia:

(1)	if,

(i)	the Independent Expert concludes that the Scheme is in the best interest of Gloucester Shareholders and the Independent Expert has not changed or withdrawn that conclusion;

(ii)	there are no unresolved disputes between Gloucester and Yancoal Australia regarding the relative values ascribed to Yancoal Australia and Gloucester assets under the Merger;

(iii)	there is no Superior Proposal

and the Gloucester Board (or a majority of the Gloucester Board) do not make a public statement recommending that Gloucester Shareholders vote in favour of the Merger within 10 Business Days of those conditions being satisfied, unless they have within those 10 Business Days obtained written legal advice that so recommending would be likely to constitute a breach of the Gloucester Board’s (or the majority of the Gloucester Board’s) fiduciary or statutory duties;

(2)	if at any time after the time that the Gloucester Board (or a majority of the Gloucester Board) makes a public statement recommending that Gloucester Shareholders vote in favour of the Merger but on or before the earlier of 31 July 2012 and the time the Court makes, or refuses to make, an order approving the Scheme:

(i)	the Gloucester Board (or a majority of the Gloucester Board) makes a public statement withdrawing or adversely changing or modifying its or their recommendation that Gloucester Shareholders vote in favour of the Merger or makes a recommendation or statement that is inconsistent with such recommendation or statement; or

(ii)	without limiting the foregoing, the Gloucester Board (or a majority of the Gloucester Board) makes a public statement indicating that they no longer support the Merger or that they support another transaction (including, without limitation, a Competing Proposal), but excluding in either case where the reason for the withdrawal, change or modification of recommendation is that the Independent Expert has changed or withdrawn its conclusion that the Scheme is in the best interest of Gloucester Shareholders (unless that change in or withdrawal of the Independent Expert’s conclusion is as a result of the existence of a Competing Proposal) or that Gloucester has exercised certain termination rights.

(3)	if at any time before the termination or expiry of the Merger Proposal Deed, a Competing Proposal is announced by a third party and, within one year of that announcement, the third party or any of its associates completes in all material respects a transaction to acquire control of Gloucester, or acquire 20% or more of the shares or economic interest in Gloucester, or more than 20% of the voting rights, or directly or indirectly acquire or merge or amalgamate with Gloucester.

No break fee will be payable by the Company in respect of any failure to complete the Merger for whatever reasons.

(I)	Gloucester Options and Gloucester Converting Shares

Gloucester has agreed to use all reasonable endeavours to obtain the written agreement of each holder of Gloucester Options to have their options cancelled, subject to the Scheme becoming effective, for an agreed amount of consideration and subject to all other holders of Gloucester Options agreeing to have their Gloucester Options cancelled.

Gloucester has agreed to use all reasonable endeavours to obtain the written agreement of each holder of the Gloucester Converting Shares to an amendment to the terms of issue of such shares having the effect of converting each Gloucester Converting Share into one Gloucester Share, and ensuring that all additional Gloucester Shares are provided by the terms of issue, provided that the total number of the Gloucester Shares converted shall not be more than an amount agreed between the Parties.

(J)	Transfer and right of first refusal of Excluded Assets

The Company has agreed to procure that prior to the Effective Date, the Excluded Assets are transferred to the Company or a related body corporate of the Company (other than Yancoal Australia or its subsidiaries).

The Company has further agreed to procure that, before the disposal of any Excluded Assets (other than all of the issued shares in, and/or all assets, liabilities, obligations and interests of, Yanzhou Technology Development Pty Limited and 100% interest in Ultra Clean Coal together with all issued shares in, and/or all assets, liabilities, obligations and interests of, UCC Energy Pty Ltd) after the Implementation Date, that entity first offers the relevant Excluded Asset in writing to Yancoal Australia.

(K)	Termination

The Merger Proposal Deed provides for the following termination rights:

(i)	mutual termination rights, if:

(a)	any material breach of the Merger Proposal Deed is not remedied within 10 Business Days of the breach being notified in writing to the relevant Party;

(b)	a condition precedent is not fulfilled;

(c)	Gloucester does not receive favourable class rulings from the Australia Taxation Office in relation to the tax treatment of the Gloucester Special Dividend, the Gloucester Capital Return and the Consideration Shares, after failure of any subsequent negotiations to restructure the Merger;

(d)	the other Party breaches its exclusivity obligations (which are more fully described in the paragraph headed “Exclusivity” in this announcement) or permits certain prescribed occurrences as defined in the Merger Proposal Deed to occur; or

(e)	during the course of the continuing due diligence, there is an unresolved dispute in relation to the relative values ascribed to Yancoal Australia and Gloucester assets under the Merger Proposal Deed; or

(ii)	Yancoal Australia termination rights, if by no later than the earlier of 31 March 2012 and the second Business Day after the report of the Independent Expert is received, the Gloucester Board has not made a positive recommendation in relation to the Merger, or if having done so it changes or withdraws such positive recommendation, including the Gloucester Board making a public statement that it supports a Competing Proposal.

(L)	Exclusivity

Exclusivity is granted by Gloucester to Yancoal Australia from the date of the Merger Proposal Deed for the Exclusivity Period. Customary “no shop”, “no talk” and “no due diligence” restrictions apply to Gloucester (but the “no talk” and “no due diligence” restrictions are subject to a fiduciary carve out allowing Gloucester to respond to any unsolicited Competing Proposals). Yancoal Australia is entitled to receive notice of any Competing Proposal that Gloucester receives and is given five business days to match or better any such Competing Proposal, with a fiduciary carve-out applying to the notification and matching right regime.

A reciprocal exclusivity regime applies to Yancoal Australia in favour of Gloucester, with an exception allowing Yancoal Australia to continue preparations of an initial public offering of its Australian coal assets, with those preparations confined to non-public steps, and allowing other transactions not inconsistent with the Merger; in addition, Yancoal Australia is restricted from entering into any transactions that compete with the Merger (except for the acquisition of assets or shares by cash).

DETERMINATION OF THE CONSIDERATION SHARES, GLOUCESTER SPECIAL DIVIDEND AND GLOUCESTER CAPITAL RETURN

The Consideration Shares has been the subject of arm’s length negotiations between the Parties, having regard to various factors including the historical market price of Gloucester Shares, the nature and performance of Gloucester’s business, its future development plans, prevailing commodity prices, asset values, and the exchange rate environment. Separately, the amount of the Gloucester Special Dividend and the amount of the Gloucester Capital Return have also been the subject of similar arm’s length negotiations between the Parties.

GLOUCESTER BOARD RECOMMENDATIONS

The Gloucester Directors intend to recommend the Merger to the Gloucester Shareholders subject to:

(a)	receipt of a report from the Independent Expert concluding that the Scheme is in the best interest of Gloucester Shareholders;

(b)	there being no unresolved disputes between Gloucester and Yancoal Australia regarding the relative values ascribed to Yancoal Australia and Gloucester assets under the Merger;

(c)	recommending the Merger being in accordance with their board and fiduciary duties; and

(d)	there being no Superior Proposal.

INFORMATION ON GLOUCESTER

Gloucester is a company incorporated under the laws of Australia and whose shares are listed on ASX. The principal activities of Gloucester are producing both coking and thermal coal from operations in the Lower Hunter and Gloucester Basin in New South Wales and the Bowen Basin in Queensland.

Information relating to the reserves of Gloucester

The following is a summary of Gloucester’s coal reserves extracted from 2011 annual report of Gloucester:

Site	Reserves (Note 2) (Mt)

Gloucester Basin and Middlemount(Note 1)	123

Donaldson	152

Monash	—

Total	275

Notes:

(1)	Includes Gloucester’s near 50% interest in Middlemount.
(2)	Coal resources are reported inclusive of coal reserves (i.e. coal reserves are not additional to coal resources).

The coal production volume of Gloucester for the financial year ended 30 June 2011 was approximately 1.81 million tonnes.

Historical share price & financial information about Gloucester

The market price of Gloucester Shares closed at AUD7.03 on 19 December 2011, the last trading day in Gloucester Shares prior to the announcement of the Merger. The VWAP over the preceding 1-month period prior to this announcement and the dividend adjusted 1 Month VWAP was AUD7.57 per Gloucester Share and AUD7.57 per Gloucester Share, respectively.

The following is a summary of the audited consolidated financial information of Gloucester for the two financial years ended 30 June 2011:

	As at 30 June 2010 (AUD’000)	As at 30 June 2011 (AUD’000)

Total assets	264,865	1,343,232

Total liabilities	83,669	328,568

Net assets	181,196	1,014,664

	As at 30 June 2010 (AUD’000)	As at 30 June 2011 (AUD’000)

Revenue	229,294	306,555

Profit before tax	41,540	76,471

Profit after tax	32,730	54,562

The above financial information was prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards.

INFORMATION ON YANCOAL AUSTRALIA

Yancoal Australia is a wholly-owned subsidiary of the Company incorporated under the laws of Australia. The principal activities of Yancoal Australia are producing both coking and thermal coal from operations in the Hunter Valley in New South Wales and the Bowen Basin in Queensland.

Information relating to the reserves of Yancoal Australia

The following is a summary of Yancoal Australia’s coal reserves according to the Company’s own assessment(Note:3):

Project	Ownership	Proved Reserves (Mt)	Probable Reserves (Mt)

Austar	100%	13	32

Ashton	90%	50	34

Moolarben	80%	83	232

Yarrabee	100%	38	19

Total (100%)		184	316

Total (Equity)		162	267

Notes:

(3)	Exclude reserves for Harrybrandt Project, Athena Coal Pty Limited, Wilpeena, Cameby Downs Mine and Premier.

Financial information of Yancoal Australia

The following is a summary of the audited consolidated financial information of Yancoal Australia for the two financial years ended 31 December 2010:

	As at 31 December 2009 (AUD’000)	As at 31 December 2010 (AUD’000)

Total assets	4,428,058	4,551,868

Total liabilities	4,292,149	3,983,227

Net assets	135,909	568,641

	As at 31 December 2009 (AUD’000)	As at 31 December June 2010 (AUD’000)

Revenue	224,460	1,037,772

Profit before tax	56,030	541,745

Profit after tax	45,598	414,731

The above financial information was prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards.

INFORMATION ON THE COMPANY

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s products are steam coal for use in large scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Merger, if completed, will create the leading, listed pure-play coal company in Australia, combining Yancoal Australia’s Moolarben mine (one of the largest lowest cost mines in New South Wales, Australia) and other quality, expandable operating mines with Gloucester’s Gloucester Basin and Donaldson assets. The enlarged Yancoal Australia would have 3.4 billion tonnes of resources, 704 Mt of reserves and plans to grow saleable production to approximately 25 Mt per annum by 2016 (all equity basis). After the Merger, Yancoal Australia will also have a strong overall infrastructure position (including a 27% interest in Newcastle Coal Infrastructure Group and a 5.6% ownership interest in Stage One of the Wiggins Island Coal Export Terminal to support future growth. In addition, the Merger will potentially generate significant optionality and synergies including through (a) the potential acceleration of the development of Yancoal Australia’s Moolarben mine by utilising Gloucester’s spare port capacity, (b) increased blending opportunities, to optimise the suite of products for customers and (c) savings in procurement, logistics and overhead.

The Board considers that the terms of the Merger are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

The Merger may constitute a spin-off proposal (as defined under Practice Note 15 of the Hong Kong Listing Rules) of the Company and is subject to the approval of the Hong Kong Stock Exchange. The Company will submit the relevant application for spin-off approval to the Hong Kong Stock Exchange in due course if necessary. In addition, as certain of the applicable percentage ratios for the Merger are more than 5% but each of them is less than 25%, the Merger, if completed, will constitute a discloseable transaction of the Company, which is notifiable by the Company under Rule 14.06(2) of the Hong Kong Listing Rules and is subject to the notification and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Hong Kong Stock Exchange was suspended from 9:00 a.m. on 20 December 2011 pending the issue of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the H Shares from 9:00 a.m. on 23 December 2011.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following capitalized terms have the following meanings:

“ASX”	Australian Securities Exchange;

“AUD”	the lawful currency of Australia;

“Australian Corporations Act”	The Corporations Act 2001 (Cth) of Australia;

“Board”	the board of directors of the Company;

“Business Day”	a day that is a business day within the meaning given in the ASX Listing Rules;

“Cameby Downs Mine”	open cut mine located approximately 30km from the town of Chinchilla in the Surat Basin, Queensland and all related assets and interests in any assets owned or held by Syntech Holdings Pty Ltd or Syntech Holdings II Pty Limited and all issued shares in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Limited;

“Company”	兗州煤業股份有限公司, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, ADSs and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company’s Shareholders”	the shareholders of the Company;

“Competing Proposal”	is, in summary, any proposal by a third party to acquire control of Gloucester, or acquire 20% or more of the shares or economic interest in Gloucester, or more than 20% of the voting rights, or directly or indirectly acquire or merge or amalgamate with Gloucester, or enter into any agreement or understanding requiring Gloucester to abandon, or fail to proceed with, the Merger;

“Conditions”	the conditions to the Scheme becoming effective, as set out in the Merger Proposal Deed;

“Consideration Shares”	Yancoal Australia Shares and CVR Shares or Yancoal Australia Shares, subject to election by eligible Gloucester Shareholders, to be issued to eligible Gloucester Shareholders in consideration for the transfer of the Scheme Shares to Yancoal Australia or its subsidiary;

“Court”	the Federal Court of Australia or any other court of competent jurisdiction under the Australian Corporations Act agreed in writing by Gloucester and the Company;

“CVR Shares”	fully paid non-cumulative preference shares in the share capital of Yancoal Australia;

“CVR Share Option”	the option of eligible Gloucester Shareholder to elect to receive the Consideration Shares in the form of one Yancoal Australia Share and one CVR Share per each Gloucester Share;

“Effective Date”	the date on which the Scheme becomes legally effective under the Australian Corporations Act;

“Excluded Assets”	the following assets of Yancoal Australia and its subsidiaries:

	(a)	all of the issued shares in, and/or all assets, liabilities, obligations or interests of, Yancoal Technology Development Pty Limited;

	(b)	100% interest in Ultra Clean Coal together with all issued shares in, and/or all assets, liabilities, or obligations, or interests of, UCC Energy Pty Ltd;

	(c)	100% interest in Harrybrandt Project together with all issued shares in, and/or all assets, liabilities, or obligations, or interests of, Tonford Pty Ltd;

	(d)	all of the issued shares in, and/or all assets, liabilities, or obligations, or interests of, Athena Coal Pty Limited and thereby a 51% interest in the unincorporated joint venture between Athena Coal Pty Limited, Sojitz and Kores Australia Athena Coal Pty Ltd;

	(e)	100% interest in Wilpeena;

	(f)	all of the issued shares in, and/or all assets, liabilities, or obligations, or interests of, each of Syntech Holdings Pty Limited and Syntech Holdings II Pty Limited and thereby a 100% interest in the Cameby Downs Mine; and

	(g)	all of the issued shares in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd, and/or all assets, liabilities, or obligations, or interests of those entities (including those detailed in the Share Sale Agreement dated on or about 27 September 2011 and entered into between Wesfarmers Coal Resources Pty Ltd, Wesfarmers Chemicals, Energy & Fertilisers Limited, Wesfarmers Resources Limited, and Austar Coal Mine Pty Ltd regarding the acquisition of relevant Wesfarmer entities mentioned above and any other connected assets, liabilities, obligations or interests including 100% interest in the Premier coal mine);

“Exclusivity Period”	the period commencing on the date of the Merger Proposal Deed and ending on the earlier of: (i) the date the Merger Proposal Deed is terminated in accordance with its terms; or (ii) 31 July 2012 (subject to any extension permitted the Merger Proposal Deed);

“Gloucester”	Gloucester Coal Ltd., a company incorporated under the laws of Australia, the shares of which are listed on ASX;

“Gloucester Board”	the board of directors of Gloucester;

“Gloucester Capital Return”	the capital return to eligible Gloucester Shareholders as a result of a proposed capital reduction of Gloucester which is more fully described in the paragraph headed “Gloucester Special Dividend and Gloucester Capital Return” in this announcement;

“Gloucester Converting Shares”	the non-cumulative non-redeemable preference shares in Gloucester so called and issued on or about 15 July 2011;

“Gloucester Director(s)”	the directors of Gloucester;

“Gloucester Options”	an option granted by Gloucester to acquire by way of issue one or more Gloucester Shares;

“Gloucester Share”	a fully paid ordinary share in the issued share capital of Gloucester;

“Gloucester Shareholders”	the shareholders of Gloucester;

“Gloucester Special Dividend”	the special dividend to be declared and paid by Gloucester to eligible Gloucester Shareholders which is more fully described in the paragraph headed “Gloucester Special Dividend and Gloucester Capital Return” in this announcement;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange;

“Harrybrandt Project”	certain tenements located near the town of Nebo in the Bowen Basin, Queensland, and associated rights, which are Excluded Assets;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Implementation Date”	the 10th Business Day after the Effective Date or such other date agreed to in writing between the Parties;

“Independent Expert”	the independent expert appointed by Gloucester in accordance with the Merger Proposal Deed;

“Merger”	the proposed merger of Yancoal Australia with Gloucester by way of the Scheme whereby Yancoal Australia will acquire all Scheme Shares;

“Merger Proposal Deed”	the agreement dated 22 December 2011 entered into among Yancoal Australia, the Company and Gloucester in respect of the Merger;

“Mt”	million tonnes;

“Party” or “Parties”	a party or parties to the Merger Proposal Deed;

“PRC”	the People’s Republic of China;

“Regulatory Agencies”	(a) any government or governmental, semi-governmental, administrative, monetary, fiscal or judicial body, tribunal, agency or entity;

(b) a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; or

(c) any regulatory organisation established under statute,

in any part of the world, and whether foreign, federal, state, territorial or local;

“Regulatory Approvals”	(a) any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority or exemption from, by or with a Regulatory Authority; or

(b) in relation to anything that would be fully or partly prohibited or restricted by law if a Regulatory Authority intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without notification;

“Related Body Corporate” or “Related Bodies Corporate”	has the meaning ascribed to it in the Australian Corporations Act, and in relation to Gloucester means: (a) a holding company of Gloucester; (b) a subsidiary of Gloucester; or (c) a subsidiary of a holding company of Gloucester;

“RMB”	Renminbi, the lawful currency of the PRC;

“Scheme”	the proposed scheme of arrangement under Part 5.1 of the Australian Corporations Act between Gloucester and Gloucester Shareholders subject to any alterations or conditions made or required by the Federal Court of Australia or any other court of competent jurisdiction under section 411(6) of the Australian Corporations Act and approved in writing by the Company and Gloucester, the implementation of which will give effect to the Merger;

“Scheme Meeting”	the meeting ordered by the Court to be convened pursuant to section 411(1) of the Australian Corporations Act in respect of the Scheme;

“Scheme Shares”	all Gloucester Shares held by each person registered as a Gloucester Shareholder as at the record date for determining entitlements to participate in the Scheme;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Superior Proposal”	in summary, a publicly announced bona fide Competing Proposal from a Third Party which the Gloucester Board determines, acting in accordance with its fiduciary duties, is capable of being valued and completed and is more favourable to Gloucester Shareholders than the Scheme;

“Third Party”	any of the following: (a) a person other than the Company or any of its Related Bodies Corporate; or (b) a consortium, partnership, limited partnership, syndicate or other group in which neither the Company nor any of its Related Bodies Corporate has agreed in writing to be a participant;

“Ultra Clean Coal”	ultra clean coal technology patented in 2009 and owned by Yancoal Australia through its subsidiary UCC Energy Pty Limited together with all assets and liabilities owned by UCC Energy Pty Limited;

“Wilpeena”	certain exploration tenements held by Yarrabee Coal Company Pty Limited, and associated rights, which are Excluded Assets;

“Yancoal Australia”	Yancoal Australia Limited, a company incorporated in Australia and a wholly-owned subsidiary of the Company;

“Yancoal Australia Shares”	fully paid ordinary shares in the share capital of Yancoal Australia; and

%	per cent.

Notes: Unless otherwise stated, a reference to any time contained in this announcement is a reference to that time in Hong Kong.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Li Weimin

Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 December 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC